SELLAS Life Sciences Group, Inc.

7 Times Square, Suite 2503

New York, New York 10036

August 21, 2020

VIA EDGAR

Alan Campbell

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc. Registration Statement on Form S-3

Filed August 14, 2020

File No. 333-246333

Dear Mr. Campbell:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, SELLAS Life Sciences Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, August 24, 2020, at 5:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Any questions should be addressed to Daniel A. Bagliebter, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6856.

Thank you very much.

Very truly yours,

SELLAS Life Sciences Group, Inc.

/s/ Angelos M. Stergiou
By: Angelos M. Stergiou, M.D., Sc.D., h.c.
Title: President and Chief Executive Officer